UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 303

(CUSIP Number)

Dan Scheiner

FCMI Parent Co.

181 Bay Street, Suite 250

Toronto, Ontario Canada M5J 2T3

(416) 350-2924

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 303

1.	Names of Reporting Persons FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NOVA SCOTIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,020,813
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,020,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,813
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.
13.	Percent of Class Represented by Amount in Row (11) 39.3%
14.	Type of Reporting Person CO

CUSIP No. 918640 303

1.	Names of Reporting Persons PAN ATLANTIC HOLDINGS LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 180
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0001%
14.	Type of Reporting Person CO

CUSIP No. 918640 303

1.	Names of Reporting Persons ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,094
	8.	Shared Voting Power 1,037,537
	9.	Sole Dispositive Power 2,094
	10.	Shared Dispositive Power 1,037,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,039,631
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.
13.	Percent of Class Represented by Amount in Row (11) 39.9%
14.	Type of Reporting Person IN

CUSIP No. 918640 303

1.	Names of Reporting Persons FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 16,724
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 16,724

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,724
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person CO

CUSIP No. 918640 303

1.	Names of Reporting Persons FRIEDBERG MERCANTILE GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 16,724
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 16,724

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,724
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person CO

Item 1.	Security and Issuer

The Statement on Schedule 13D filed on August 24, 2018 (the “Statement”) by FCMI Parent Co. (“FCMI Parent”), FCMI Financial Corporation (“FCMI”), Pan Atlantic Bank and Trust Limited, Friedberg Global-Macro Hedge Fund Ltd. (“G-M Fund”), Friedberg Mercantile Group, Ltd. (“FMG”) and Albert D. Friedberg (collectively, the “Filing Persons” and each, individually, a “Filing Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Vaccinex, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement filed July 31, 2019, Amendment No. 2 to the Statement filed January 27, 2020, Amendment No. 3 to the Statement filed July 16, 2020, Amendment No. 4 to the Statement filed February 14, 2022, Amendment No. 5 to the Statement filed November 29, 2022, Amendment No. 6 to the Statement filed April 5, 2023, Amendment No. 7 filed May 25, 2023, Amendment No. 8 filed October 18, 2023, Amendment No. 9 filed February 13, 2024, Amendment No. 10 filed August 1, 2024, and Amendment No. 11 filed August 7, 2024 is hereby further amended with respect to the matters set forth below in this Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

On September 18, 2024, FCMI Parent exercised warrants, as listed in the table below, for an aggregate of 240,009 shares of Common Stock (the “Warrants”) of the Issuer and pre-funded an aggregate of 195,464 shares underlying warrants (the “Pre-Funded Warrants”), as listed in the table below. The warrants were exercised at a price of $5.636 per share and the Pre-Funded Warrants were funded at a price of $5.6359 per share resulting in an approximate aggregate price paid of $2,454,306. FCMI Parent used working capital to fund the exercise.

Date of Exercise	Original Purchase Date	Exercised Warrant Amount	Amount Paid
09/18/2024	10/3/2023	214,286	$1,207,716
09/18/2024	2/8/2024	25,723	$144,975

Total:		240,009	$1,352,691

Date of Funding	Original Purchase Date	Pre-Funded Warrant Amount	Amount Funded
09/18/2024	2/8/2024	92,504	$521,343
09/18/2024	3/28/2024	102,960	$580,272

Total:		195,464	$1,101,615

On September 18, 2024 and in connection with the exercise of the Warrants and funding of the Pre-Funded Warrants, FCMI Parent purchased warrants exercisable for the purchase of 653,210 shares of Common Stock (the “New Warrants”) of the Issuer at a purchase price of $0.1250 per warrant. The New Warrants are immediately exercisable at an exercise price of $5.636 per share and will expire five years from the date of issuance. The aggregate amount paid by FCMI Parent for the New Warrants was approximately $81,651. FCMI Parent used working capital in connection with this transaction.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following information:

FCMI Parent and the Issuer entered into a Warrant Inducement Agreement dated September 17, 2024 (the “Warrant Inducement Agreement”), pursuant to which FCMI Parent exercised warrants for an aggregate of 240,009 shares at an exercise price of $5.636 per share, and prefunded an aggregate of 195,464 shares underlying warrants at a price of $5.6359 per share, (together the “Prior Warrants”) resulting in an aggregate approximate exercise price of $1,352,691 and approximate pre-funded amount of $1,101,615. Pursuant to the Warrant Inducement Agreement, the exercise price of each of the Prior Warrants was adjusted from $14.00 and $7.64 to $5.636. In connection with the Warrant Inducement Agreement, the Issuer offered for purchase new warrants to purchase up to a number of shares of Common Stock equal to 150% of the number of shares underlying the Prior Warrants. FCMI Parent purchased New Warrants for 653,210 shares of Common Stock at a purchase price of $0.1250 per warrant, resulting in a New Warrant purchase price of approximately $81,651. The New Warrants are immediately exercisable at an exercise price of $5.636 per share and will expire five years from the date of issuance. The total consideration paid by FCMI Parent in connection with the exercise and pre-funding of the Prior Warrants and the purchase of the New Warrants was approximately $2,535,957. The closing under the Warrant Inducement Agreement occurred on September 18, 2024. For additional information regarding the Warrant Inducement Agreement, see Item 6.

The Reporting Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. The Reporting Persons do not have any present intention to sell any Common Stock that will be included in any registration statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the registration statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Reporting Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

All of the other securities reported herein were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The table in Item 5 of the Statement showing beneficial ownership of the Issuer’s Common Stock by each of the Filing Persons, together with the introductory paragraph to such table and the paragraph immediately following such table, as well as the information regarding ownership of the Issuer’s Common Stock by the directors and officers of the Filing Persons, are hereby amended and restated in their entirety as follows:

On the date of this Schedule 13D (Amendment No. 12), the Filing Persons are the beneficial owners of a total of 1,039,631 shares of the Issuer’s Common Stock, representing 39.9% of the Issuer’s outstanding Common Stock. Each Filing Person’s direct ownership and beneficial ownership has been computed as a percentage of 2,599,728 shares outstanding or deemed outstanding as of September 18, 2024 plus any shares that may be acquired pursuant to presently exercisable warrants. The following table shows the number of shares of Common Stock and the percentage of the Issuer’s Common Stock directly owned and beneficially owned by each Filing Person:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PAHL	180	0.0001%	180	[1]	0.0001%[1]
FCMI Parent	1,020,633	39.3%	1,020,813	[2]	39.3%[3]
G-M Fund	16,724	0.6%	16,724	[4]	0.6%[4]
FMG	-0-	-0-%	16,724	[4]	0.6%[4]
Albert Friedberg	2,094	0.001%	1,039,631	[5]	39.9%[5]

[1]	All such shares are owned of record directly by PAHL. See “Beneficial Ownership of Shares Under PAHL Pledge Arrangements” in Item 5 of the original Statement filed on August 24, 2018.
[2]

Includes the following: (i) 1,020,633 shares owned directly by FCMI Parent; and (ii) 180 shares owned directly by PAHL. FCMI Parent will not have the right to exercise any Warrants to the extent that, after giving effect to the issuance of the common stock resulting from such exercise, FCMI Parent together with its affiliates and certain other parties as set forth in Warrant, would beneficially own more than 39.99% of the outstanding shares of common stock immediately after giving effect to the issuance of shares issuable upon exercise of the Warrant. Accordingly, the shares reported on the table above as beneficially owned by FCMI Parent do not include 195,464 presently exercisable pre-funded warrants and 653,210 presently exercisable New Warrants that would bring FCMI Parent in excess of its ownership limit.

[3]	The percentage ownership does not include amounts in excess of the ownership limit for FCMI Parent described above in footnote 2 to this table.
[4]	All such 16,724 shares are owned by G-M Fund. Voting and dispositive power over the shares held by G-M Fund are exercisable by FMG, the investment manager of G-M Fund.
[5]

Includes the following: (i) 180 shares owned directly by PAHL; (ii) 1,020,633 shares owned directly by FCMI Parent; (iii) 16,724 shares owned directly by G-M Fund; and (iv) 2,094 shares owned directly by Mr. Friedberg.

All shares reported as beneficially owned by the Filing Persons are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PAHL. By virtue of his control of FMG, which exercises voting and dispositive power over the shares owned directly by G-M Fund, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by G-M Fund.

As of September 18, 2024, Enrique Zauderer, Vice President and a Director of FMG and Mr. Daniel A. Gordon, Vice President, Chief Compliance Officer and a Director of FMG, are the beneficial owners of 1,114 shares and 885 shares, respectively, of the Issuer’s Common Stock.

Except for (i) the Common Stock beneficially owned by Mr. Friedberg, (ii) the Common Stock beneficially owned by each of Messrs. Zauderer and Gordon, to the knowledge of the Filing Persons, none of the directors or officers of any of the Filing Persons beneficially owns any Common Stock.

In addition to FCMI Parent’s exercise and pre-funding of the Prior Warrants and purchase of the New Warrants discussed above, FCMI Parent effected the following transactions in the 60 days preceding the filing of this Section 13D (Amendment No. 12):

On August 9, 2024

Number of shares purchased	Price per share ($)	Amount paid ($)
100	4.51	451

On August 6, 2024

Number of shares purchased	Price per share ($)	Amount paid ($)
2,753	4.92	13,544.76

On August 5, 2024

Number of shares purchased	Price per share ($)	Amount paid ($)
3,653	4.60	16,803.80

August 1, 2024:

Number of shares purchased	Price per share ($)	Amount paid ($)
11,703	4.72	55,238.16

July 31, 2024:

Number of shares purchased	Price per share ($)		Amount paid ($)
100,629	5.738	*	577,409
83,243	6.41	**	533,588
16,128	7.396	***	119,283

*	Represents a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.10 to $6.10, inclusive.
**	Represents a weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.11 to $7.06, inclusive.
***	Represents a weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.18 to $7.40, inclusive.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by the addition of the following information:

FCMI Parent and the Issuer entered into a Warrant Inducement Agreement dated September 17, 2024 (the “Warrant Inducement Agreement”), pursuant to which FCMI Parent exercised warrants for an aggregate of 240,009 shares at an exercise price of $5.636 per share, and prefunded an aggregate of 195,464 shares underlying warrants at a price of $5.6359 per share, (together the “Prior Warrants”) resulting in an aggregate approximate exercise price of $1,352,691 and approximate pre-funded amount of $1,101,615. FCMI Parent also purchased 653,210 New Warrants at a purchase price of $0.1250 per warrant, resulting in a New Warrant purchase price of approximately $81,651. The total consideration paid by FCMI Parent in connection with the exercise and pre-funding of the Prior Warrants and the purchase of the New Warrants was approximately $2,535,957. The closing under the Warrant Inducement Agreement occurred on September 18, 2024. The Warrant Inducement Agreement contains, among other provisions, certain representations, warranties and agreements by FCMI Parent customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by FCMI Parent with respect to its status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, acknowledgment by FCMI Parent that the shares of Common Stock issued pursuant to the Warrant Inducement Agreement constitute “restricted securities” under the 1933 Act, and agreement by FCMI Parent to sell the Common Stock issued pursuant to the Warrant Inducement Agreement only in accordance with either the registration requirements of the 1933 Act or an exemption therefrom, and that certificates evidencing the Common Stock Purchased pursuant to the Warrant Inducement Agreement will bear a legend reflecting such resale restrictions. The Issuer made certain representations and warranties to FCMI Parent with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Warrant Inducement Agreement also contains certain customary conditions to FCMI Parent’s obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

The foregoing descriptions of the Warrant Inducement Agreement and the New Warrants are qualified by the full text of such agreement and form of warrant which are attached as exhibits to this Schedule 13D (Amendment No. 12).

Item 7.	Material to Be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 12).

Exhibit	Description

99.12	Form of Inducement Letter Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed September 19, 2024)

99.13	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 19, 2024)

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2024
FCMI PARENT CO.

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

PAN ATLANTIC HOLDINGS LTD.

	By:	/s/ Mary Ellen Bourque
	Name:	Mary Ellen Bourque
	Title:	Director

FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

FRIEDBERG MERCANTILE GROUP LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg